PSP INDUSTRIES, INC.

2206 North 640 West

West Bountiful, Utah  84087

Telephone: (801) 296-8622

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about April 25, 2011, to the holders of record at the close of business on April 11, 2011 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of PSP Industries, Inc., a Utah corporation (“the Company” or “PSPN”), in connection with the change of control and composition of the Board of Directors of the Company pursuant to a Common Stock Purchase Agreement, dated March 24, 2011 (the “Stock Purchase Agreement”) entered into among the Seller’s Representative, who represents each of the persons listed on Exhibit A thereto (collectively, the “Sellers”) and GreenTek (Hong Kong) Limited (“GreenTek”), providing for the purchase by GreenTek of 898,170 shares of Common Stock, representing 52.3% of the outstanding shares of the Company.  This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, there were 200,000,000 authorized shares of Common Stock, of which 1,715,004 shares of Common Stock were issued and outstanding, each of which was entitled to cast one vote per share, and no authorized shares of preferred stock.

WE ARE NOT SOLICITING YOUR PROXY.

NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On March 24, 2011, the Sellers entered into a Stock Purchase Agreement with GreenTek pursuant to which GreenTek agreed to purchase 898,170 shares of Common Stock, representing 52.3% of the outstanding shares of the Company, for a purchase price of $345,000.00.  The transactions contemplated by the Stock Purchase Agreement were closed and completed on April 21, 2011.  Pursuant to the terms of Stock Purchase Agreement, the three individuals who were directors and officers of PSPN agreed to resign at the closing or at the end of the ten day period of time mandated by Rule 14f-1 under the Exchange Act, resulting in a change in the majority of the Board of Directors and a change in control.

The foregoing summary of selected provisions of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is included as an exhibit to the GreenTek’s Form 8-K dated on or about May 5, 2011, which will be filed with the U.S. Securities and Exchange Commission.

Kristyne Barlow resigned from her position as President and a director on April 20, 2011.  Myron O. Barlow resigned from his position as Vice President and a director on April 20, 2011.  Min-Chul Shin was elected to the Board of Directors and appointed to the offices of CEO and President on April 22, 2011.  Eslie Barlow will resign from his position as Secretary/Treasurer and a director at the expiration of the ten day notice and waiting period mandated under Rule 14f-1. The appointment of Ms. Young-Kyung Lee as a director and CFO will be effective following the expiration of the required ten (10) day transmittal notification to the stockholders under Regulation 14f-1 of the Securities Exchange Act, which notice is effected by this Information Statement.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following tables set forth as of March 31, 2011, the number of shares of the Company’s Common Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by each of the Company’s directors and executive officers and by all its directors and executive officers as a group.

Except as otherwise specified below, the address of each beneficial owner listed below is 2206 North 640 West, West Bountiful, Utah  84087.

Ownership of Principal Stockholders

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class (1)
Common Stock	Clayton Barlow 1402 West 1400 North Lehi, UT 84043	100,000	5.8%
Common Stock	Eslie O. Barlow (2)	598,170	34.9%
Common Stock	Leroy Carter 2856 Woodcliff Circle S.E. Grand Rapids, MI 49506	100,000	5.8%
Common Stock	Dan L. Kunz 6016 Lasalle Drive Murray, Utah 84123	100,000	5.8%
Common Stock	C.L. Stevens	133,838	7.8%
Common Stock	JoLynn C. Street P. O. Box 192 Maxwell, NB 69151	100,000	5.8%
Common Stock	Leslie E. Yoder	136,247	7.9%

(1)   Includes shares that any beneficial owner has the right to acquire within 60 days, from options, warrants, rights, conversion privilege or similar obligations.

(2)   Eslie O. Barlow may be deemed to be the beneficial owner of the 498,170 shares of Maxim Management, Inc., and accordingly, these shares are included in the beneficial ownership calculations of this person.  Eslie O. Barlow is the sole stockholder and control person of Maxim Management, Inc.

Security Ownership of Management

The following table sets forth the share holdings of management as of the date of March 31, 2011, based upon 1,715,004 shares being outstanding as of the date of hereof:

Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class (1)
Common Stock	Kristyne Barlow 2206 North 640 West West Bountiful, UT 84087	0	0%
Common Stock	Myron O. Barlow 2206 North 640 West West Bountiful, UT 84087	0	0%
Common Stock	Eslie O. Barlow (2) 2206 North 640 West West Bountiful, UT 84087	598,170	34.9%

(1)   Includes shares that any beneficial owner has the right to acquire within 60 days, from options, warrants, rights, conversion privilege or similar obligations.

(2)   Eslie O. Barlow may be deemed to be the beneficial owner of the 498,170 shares of Maxim Management, Inc., and accordingly, these shares are included in the beneficial ownership calculations of this person.  Eslie O. Barlow is the sole stockholder and control person of Maxim Management, Inc.

All Directors and Executive Officers as a Group (Three Persons)

As of March 31, 2011, our three directors and officers directly own 100,000 shares of our outstanding voting securities or approximately 5.8% of our outstanding voting securities, excluding the 498,170 shares or approximately 29% of our outstanding voting securities that are owned by Maxim Management, Inc., which are beneficially owned by Eslie O. Barlow.

DIRECTORS AND EXECUTIVE OFFICERS

To the best of the Company’s knowledge, immediately prior to the Closing, Min-Chul Shin and Young-Kyung Lee were not directors, did not hold any position with the Company, nor had they been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which would be required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.  To the best of the Company’s knowledge, none of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he or she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

The names of the officers and directors of the Company following Closing and the appointments and resignations described above, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company
Min-Chul Shin	48	CEO, President and Director(1)
Young-Kyung Lee	44	CFO and Director(2)
Kristyne Barlow	44	President and Director – Resigning both positions(3)
Myron O. Barlow	69	Vice President and Director – Resigning both positions(4)
Eslie Barlow	67	Secretary/Treasurer and Director – Resigning both positions(5)

(1)

Appointed to these positions on April 22, 2011.

(2)

To be appointed to these positions upon the expiration of the Rule 14f-1 notice period.

(3)

Resigned from these positions on April 20, 2011.

(4)

Resigned from these positions on April 20, 2011.

(5)

To resign from these positions upon the expiration of the Rule 14f-1 notice period.

Min-Chul Shin.  Mr. Shin is 48 years of age and was born in Korea. Mr. Shin was appointed to serve as the Company’s CEO, President and a director on April 22, 2011.  From 2002 to 2004, Mr. Shin was a device and process engineer at Samsung Semiconductor in Korea. Mr. Shin left Samsung to join Wintech Co., Ltd. in 2004 as the Director of Diffusion Furnace Manufacturing and Metrology.  At Wintech, a company that develops and produces equipment used in semiconductor fabrication, Mr. Shin was also responsible for the management of 40 manufacturing and customer support engineers until leaving the company in 2006.   After leaving Wintech, Mr. Shin established his own company in Seoul, Korea, Sain Tech Inc., which develops and produces sapphire ingots and wafers for LED products. Mr. Shin owned and managed Sain Tech from 2006 until this month.  Mr. Shin earned a Bachelor’s Degree in Electrical Engineering from Hongik University in Seoul, Korea in 1988.

Young-Kyung Lee.  Ms. Lee is 44 years of age and was born in Korea. Ms. Lee will be appointed to serve as the Company’s CFO and a director effective upon the expiration of the required ten (10) day transmittal notification to the stockholders under Regulation 14f-1.  From 2002 to 2010, Ms. Lee was the Director of Financial Management at AET Co., Ltd., a company that provides services related to semiconductor equipment and fabrication in Yongin, Korea.  Since leaving

AET Co., Ltd. in 2010, Ms. Lee has been a financial consultant to GreenTek.  Ms. Lee attended Seogang University in Seoul, Korea and received a Bachelor’s Degree in German Literature in 1989.

Kristyne Barlow.  Ms. Barlow is 44 years of age and was born in Salt Lake City, Utah, and attended school in the Granite School District of Utah.  Ms. Barlow has been a full time homemaker for the previous five years, and a mother of six children whom she home schooled.  She completed a teacher training course through Christian Light Education in 1996.  She is an officer and director of Maxim Management Corp., a Utah based holding company, and is also a member of Bar-Es, LLC, a family trust for Kristyne Barlow and Eslie O. Barlow, who is the Company’s current Secretary/Treasurer and a director.  Ms. Barlow is the wife of Eslie O. Barlow.

Myron O. Barlow.   Mr. Barlow is 69 years old and was appointed the Company’s Vice President and director in 2008. Mr. Barlow owned and operated Beehive Bottling Company, with facilities in Brigham City and Ogden, Utah, from 1966 to 1985.  Mr. Barlow also founded Beehive Mechanical Contractors, LLC in 2000, and is one of the founders of CleenWater, LLC. Mr. Barlow developed East Bench Properties in South Ogden, Utah, from 1985-1988; and owned and managed several entrepreneurial ventures including business in the food, insurance and construction industries from 1988-1999.  Currently, Mr. Barlow owns and operates Beehive Plumbing and is a managing member for CleenWater, LLC.  Mr. Barlow is also a licensed General Contractor and Master Plumber.

 Eslie Barlow.  Mr. Barlow is 67 years old and was appointed Secretary/Treasurer and director of the Company in 2008.  He has wide experience in the construction business, having held various positions of supervision and management from 1964 through 1975, and has been the founding member of various corporations, both public and private, from 1960 until today.  Mr. Barlow also has experience in real estate development and sales, and has owned and managed mining and other related businesses in the natural resources business.  In 1977, Mr. Barlow designed, built and managed the West Jordan Care Center, which is a leading private provider of the care for mentally handicapped persons in the Salt Lake City, Utah, area. He has owned and managed mining and related businesses.  Mr. Barlow is partial owner of 22,000 acres of prospective oil and gas leases in Utah.  Currently, he is actively involved in CleenWater, LLC, Maxim Management Corp., Twilight Resources and affiliated entities.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Board of Directors of the Company did not hold any meetings during the fiscal year ended June 30, 2010, but instead took action solely by unanimous written consent throughout the year.  The Company presently does not have an audit committee, compensation committee or nominating committee.  The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee.  However, the new management of the Company may form an audit, compensation and nominating committee in the future.  Until these committees are established, these decisions will continue to be made by the Board of Directors.  Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as its management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes.  However, the new management of the Company may establish a process for stockholder communications in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no material transactions, or series of similar transactions, during the fiscal years ended June 30, 2010 or 2009,  or to the date hereof, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year end and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.  E. O. Barlow, our Secretary/Treasurer and a director was owed $64,250 and $44,250, respectively, at June 30, 2010, and 2009, for advances made to us for expenses.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Name of Officer	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All Other Compensation	Total

Kristyne Barlow*	2010	--	--	--	--	--	--	--	--
President &	2009	--	--	--	--	--	--	--	--
Director	2008	--	--	--	--	--	--	--	--
Myron Barlow*	2010	--	--	--	--	--	--	--	--
Vice President &	2009	--	--	--	--	--	--	--	--
Director	2008	- -	--	--	--	--	--	--	- -
Eslie Barlow*	2010	--	--	--	--	--	--	--	--
Secretary/Treasurer	2009	--	--	--	--	--	--	--	--
& Director	2008	--	--	--	--	--	--	--	--

* Management has devoted their services to the Company’s development in these years, and agreed to receive no salaries or other compensation until the Company makes a profit

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the year ended June 30, 2010.

During the year ended June 30, 2010, none of the named executive officers exercised any stock options.

Employment Agreements

The Company has no employment agreements with any of its employees.

Equity Compensation Plan Information

The Company currently does not have any equity compensation plans; however the Company is currently deliberating on implementing an equity compensation plan.

Directors’ and Officers’ Liability Insurance

The Company currently does not have insurance insuring directors and officers against liability; however, the Company is in the process of investigating such insurance.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.  To the best knowledge of PSPN based on the filings made, during fiscal year 2010, the officers, directors and 10% stockholders of the Company filed all Section 16(a) reports they are required to file on a timely basis, with the exception of a Form 3 filing of Kristyne Barlow that was inadvertently filed late after her appointment as President and a Director on November 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, PSP Industries, Inc. has duly caused this report to be signed by the undersigned hereunto authorized.

Date: April 22, 2011

PSP Industries, Inc.

By: /s/ Min-Chul Shin

Min-Chul Shin

President and CEO